Luca Maestri Executive Vice President & Chief Financial Officer

July 13, 2011

Via EDGAR

Stephen Krikorian, Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xerox Corporation
Form 10-K for the Fiscal Year ended December 31, 2010
Filed February 23, 2011
File No. 001-04471

Dear Mr. Krikorian:

Reference is made to your letter dated June 29, 2011 addressed to me on behalf of Xerox Corporation (the “Registrant” or the “Company”). Our responses to the comments raised in your letter are set forth in the attached and are keyed to the same numbering and headings as in your letter.

In connection with our response, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to our responses to your comments addressed in this letter, please do not hesitate to call me at 203-849-2505 or Gary Kabureck, Vice President and Chief Accounting Officer, at 203-849-2630.

Sincerely,

/S/ Luca Maestri

Luca Maestri

Executive Vice President and Chief Financial Officer

C:	G. Kabureck

M. Crispino (SEC)

C. Davis (SEC)

R. Rohn (SEC)

Xerox Corporation

45 Glover Avenue

Norwalk, CT 06856-4505

Phone: 203-849-2505

Form l0-K for the Fiscal Year Ended December 31, 2010

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)

1.	We note your response to prior comment 3. As a general matter, we note that it is possible that an acquisition can mask trends, demands, commitments, events, and uncertainties in a company’s pre-existing business that are material to an understanding of that company’s consolidated financial condition, changes in financial condition and results of operations. In your facts and circumstances, it appears that your discussions of service revenue, gross margin, and selling general and administrative expenses provide little or no analysis of the changes depicted in Xerox’s consolidated financial statement line items that relate to Xerox’s pre-existing business, but it’s not clear why. Please provide proposed disclosure that either provides such analysis or explains why it is not necessary.

Response: We acknowledge the Staff’s concern regarding the possibility that an acquisition can mask material trends, demands, commitments, events, and uncertainties in a company’s pre-existing business. However, we believe that we provided adequate and transparent disclosures with respect to our pre-existing business as well as our acquired business to ensure we addressed this concern.

With respect to service revenue as reported in our Services segment, we provide a breakdown of that revenue among our three outsourcing service offerings – document outsourcing (DO); business process outsourcing (BPO); and information technology outsourcing (ITO) (See “Revenue 2010” in the Services Segment discussion on page 13 of the MD&A and the pro-forma reconciliation schedule of the Services Segment on page 34 of the MD&A). As noted in the disclosure of our 2010 segment reporting change on page 11 of the MD&A, Xerox’s pre-existing outsourcing service business is essentially reported totally as DO revenue in 2010. In addition, the revenue from DO is exclusively related to Xerox’s pre-existing business as the ACS’s outsourcing business is reported as BPO and ITO revenue in 2010. This is the reason no “pro-forma” measurement was provided for DO revenue since it was exclusively related to Xerox’s pre-existing outsourcing services business. Accordingly, we believe this breakdown of service revenue allows an investor to clearly understand and assess the trends in Xerox’s pre-existing services business as well as our acquired services business through ACS. In fact, although total Services segment revenues increased 3% on a pro-forma basis in 2010, we clearly stated that the growth was driven by ACS’s BPO and ITO businesses as DO revenue, or Xerox’s pre-existing outsourcing business, reported a 3% decline in 2010. We believe this disclosure clearly demonstrates transparency with respect to our discussion of service revenue.

The remainder of our service, outsourcing and rental revenue, is primarily included in post-sale revenue in our Technology segment. As noted in the disclosure of our 2010 segment reporting change, our Technology segment is exclusively comprised of Xerox’s pre-existing business, as the outsourcing services component of our pre-existing business was integrated into the Services segment together with the acquired ACS businesses, as noted above. Accordingly, the Technology segment provides a complete picture of Xerox pre-existing equipment-related business, which was 2/3 of Xerox’s pre-existing revenue. This disclosure combined with the disclosure of DO revenue noted above as well the Other segment revenues, which are also exclusively comprised of Xerox’s pre-existing businesses, give an investor a complete and transparent picture of the revenue trends in Xerox’s pre-existing businesses (See Schedule I attached for a summary of Xerox’s pre-existing revenue and where such revenue is reported in our 2010 Segment disclosures).

With respect to the discussion of gross margins and selling, administrative and general expenses (SAG), as noted in our response to prior comment 3, we believed the pro-forma discussion was more meaningful because it allowed us to discuss the Company’s performance on a combined or integrated basis. We believed the pro-forma discussion provided an enhanced understanding of the Company’s performance and the extent reported results were indicative of future results. However, despite our inclusion of a pro-forma analysis, we were careful to ensure that we were transparent in noting any important trends in our pre-existing business. If we did note such a trend, we would have made the appropriate disclosures. The attached Schedule II provides various measures with respect to gross margin and SAG, including a column of the Company’s results exclusive of the ACS’s acquired business (see Column B). As you can see, the 2010 changes as compared to our historical reported 2009 results in gross margin and SAG for Xerox’s pre-existing business (see Column F) are fairly comparable to the pro-forma change noted in our disclosures (see Column G). Accordingly, we did not believe any material trends in our pre-existing business were being masked by the inclusion of ACS in the pro-forma measure, and we believed that our disclosure of the pro-forma measure was adequate to capture the trends in both our pre-existing and acquired businesses. Nevertheless, as noted above, we acknowledge the Staff’s concern and if we have a significant acquisition in the future we will ensure to supplement our disclosures regarding trends in our pre-existing businesses.

Notes to the Consolidated Financial Statements

Note 17 – Contingencies

Litigation Against the Company, page 94

2.	We note that your response to prior comment 6 indicates that at this time you do not believe that it is reasonably possible that additional losses in excess of the amount already accrued would be material. If this continues to be true, please revise your disclosures in future filings to indicate this fact.

Response: We acknowledge the Staff’s comment and we will revise our disclosures in future filings accordingly.

SCHEDULE I

Xerox Pre-Existing Businesses:

	Year Ended December 31,		Actual Change
(in millions)	2010	2009
Technology Segment revenue	$10,349	$10,067	3%
Services Segment revenue:
Document Outsourcing Revenue	3,297	3,382	(3%)
Other Outsourcing Revenue	120	94	28%
Other Segment revenue	1,647	1,636	1%

Xerox Revenue Ex ACS	$15,413	$15,179	2%

SCHEDULE II

	Year Ended December 31,
	A	B	C	D	E		F		G
					(A-C)		(B-C)		(A-D)

(in millions)	As Reported 2010 (1)	XRX Ex ACS 2010	As Reported 2009 (1)	Pro-forma 2009 (1)	Actual Change (1)		XRX Ex ACS Change		Pro-forma Change (1)
Revenue Category
Sales	$7,234	$7,046	$6,646	$6,784
Service, outsourcing and rentals	13,739	7,707	7,820	13,585
Finance income	660	660	713	713

Total Revenues	$21,633	$15,413	$15,179	$21,082

Gross Profit:
Sales	$2,493	$2,451	$2,251	$2,269
Service, outsourcing and rentals	4,544	3,217	3,332	4,585
Financing income	414	414	442	442

Total	$7,451	$6,082	$6,025	$7,296

Gross Margin:
Sales	34.5%	34.8%	33.9%	33.4%	0.6	pts	0.9	pts	1.1	pts
Service, outsourcing and rentals	33.1%	41.7%	42.6%	33.8%	(9.5	)pts	(0.9	)pts	(0.7	)pts
Finance	62.7%	62.7%	62.0%	62.0%	0.7	pts	0.7	pts	0.7	pts
Total	34.4%	39.5%	39.7%	34.6%	(5.3	)pts	(0.2	)pts	(0.2	)pts

RD&E	$781	$778	$840	$840	$(59)		$(62)		$(59)
RD&E % Revenue	3.6%	5.0%	5.5%	4.0%	(1.9	)pts	(0.5	)pts	(0.4	)pts

SAG	$4,594	$4,082	$4,149	$4,651	$445		$(67)		$(57)
SAG % Revenue	21.2%	26.5%	27.3%	22.1%	(6.1	)pts	(0.8	)pts	(0.9	)pts

(1)	As disclosed on Page 34 of the MD&A.